June 8, 2006

United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  205049

Attention:  Amit Pande

and Mike Volley

Dear Sirs;

Re:

Westsphere Asset Corporation, Inc.

Form 10-KSB for Fiscal Year End December 31, 2004

Filed April 15, 2005

File No. 0-32051

Further to your correspondence dated February 10, 2006 pertaining to the captionally noted and our previous response to your comments dated June 7, 2006 we are answering the comments outlined following:

Note 8 – Acquisition of Kan-Can Resorts Ltd. – Sale of Head Lease and Mortgage Receivable, page F-12

The Acquisition of Kan-Can Resorts Ltd.

The following will summarize the events that took place in acquiring Kan-Can Resorts Ltd. as previously disclosed in our filings;

On June 1, 1999, Westsphere acquired a 10% interest in Kan-Can Resorts Ltd. from Lee Beasley and William Beasley by way of a share exchange whereby Westsphere exchanged a total of 290,000 common shares of Westsphere at a deemed price of $0.35 USD/share for 69,500 common shares of Kan Can Resorts Ltd. ("Kan-Can") The shares of Kan-Can had anti-dilution provisions which require that any shares issued in Kan-Can will be issued on a pari-parsu basis so as not to dilute Westsphere's share holdings below 10% of the total issued and outstanding common shares of Kan-Can.

Kan-Can was the holder of 332 acres of recreational land located on a Province Government Head Lease located near the City of Canmore in the Province of Alberta, Canada.  The Land was subleased to Alpine Resort Haven Ltd. (“Alpine”) a limited partnership which Kan-Can was the General Partner and holder of 74% of the limited partnership and constructed and operated a time-share resort on the leased land.  Alpine was petitioned into bankruptcy in April 2000.

On October 19, 2001, Westsphere purchased an additional 57% interest in Kan-Can Resorts Ltd. pursuant to an Agreement for the Purchase and Transfer of Shares and Shareholder Loans from a non related third party, 347830 Alberta Ltd. for 200,000 shares of the Corporation were issued at  a deemed price of $0.50 USD.   Westsphere became a majority owner of 67% interest in Kan-Can after the acquisition.

On November 26, 2001, Kan-Can sold the Head Lease to the property for $465,087 USD ($740,000 CDN) along with Kan-Can common stock equaling 32% of the outstanding shares before the transaction.  A mortgage bearing an interest rate of 4.5% with monthly payments (principal and interest) of $5,720 ($8,982 CDN), is accounted for by the Corporation as a debt investment being held to maturity.  The shares received were returned to treasury and cancelled.  As a result of this transaction, the Corporation’s ownership percentage of Kan-Can increased to 99%.

As disclosed in 10-KSB for Fiscal Year 2005 submitted April 26, 2006 the following overview:

5. Reconciliation of disclosure differences

I would refer you to our previous response as set out in our correspondence dated February 8, 2006 – No. 9 as set out below:

9.

Please tell us how you accounted for the sale of the head lease in November 2001, citing the authoritative accounting literature you relied upon. Provide us recorded journal entries to support your accounting.

Because the head lease was recorded at the same value for which it was sold (see above), no gain or loss was recorded on its sale. The entry was:

The journal entry to record the sale of head lease:

Dr. Mortgage receivable

358,243

($570,000 Canadian dollars)

Dr.Cash

106,844

($170,000 Canadian dollars)

Cr.Head Lease

465,087

($740,000 Canadian dollars)

In support the following was disclosed in 10-KSB for Fiscal Year 2005 on page 5

KAN-CAN RESORTS LTD.

On June 1, 1999, Westsphere acquired a 10% interest in Kan Can Resorts Ltd. from Lee Beasley and William Beasley by way of a share exchange whereby Westsphere exchanged a total of 290,000 common shares of Westsphere for 69,500 common shares of Kan Can Resorts Ltd. (“Kan-Can”)  The shares of Kan-Can had anti-dilution provisions which require that any shares issued in Kan-Can will be issued on a pari-parsu basis so as not to dilute Westsphere's share holdings below 10% of the total issued and outstanding common shares of Kan-Can.

In a settlement of the legal proceeding between Kan Can and Alpine Resort Ltd., on December 5, 2001 Kan-Can Resorts Ltd. sold its head lease and all assets for total of $465,087 to Banff Gate Mountain Resort Association. The owners of Banff Gate Mountain Resort are some of the timeshare owners of Alpine Resort Ltd. The terms of the sale was a deposit of $106,844 and a six year loan of $358,243 at 4.25% per annum with monthly payments of $5,646 commencing on May 1, 2002.  Banff Gate Mountain Resort Association agreed to return 32% of Kan-Can Resorts Ltd. for cancellation and with the purchase of group of minority Kan-Can shareholders Westsphere has become a 99% owner of Kan-Can Resorts Ltd.

The Corporation will restate any discrepancy to errors regarding the mortgage amount as reflected in 10KSB-2004

6. Acquisition of 32% of Kan-Can and determined fair value

The company placed no value on the 32% of Kan-Can as part of the sale of the Head Lease to the property required the delivery of 32% of the shares of Kan-Can held by non related third party shareholders for cancellation.  As a result of the share cancellation the Corporations ownership percentage of Kan-Can increased to 99%.

Immediately following this correspondence any further outstanding responses to your comments will be forthcoming.

In connection with responding to your comments, we acknowledge that:

•

The Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Douglas N. Mac Donald

Douglas N. Mac Donald, President & CEO

Westsphere Asset Corporation, Inc.

cc

Kim Law, CFO

Steve McCollom, External Auditor